SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Awarded Contract for Airborne Multi-Client Survey of Onshore and Offshore Licenses in Côte d’Ivoire

CGG to deploy Falcon Full Spectrum solution to acquire

~28,000 line km of gravity gradient data

Paris, France – 26 October 2017

CGG has been awarded a contract by Côte d’Ivoire’s Direction Générale des Hydrocarbures (DGH) and PETROCI, the national oil company, to acquire with its local partner, Harvex Geosolutions, a multi-client program of gravity, gravity gradiometry and magnetic data over the Republic’s onshore and shallow offshore basins.

The scheduled five-month program will deploy CGG’s new Falcon® Full Spectrum gravity solution, the industry’s most sensitive airborne gravity platform, to acquire approximately 28,000 line km of data over onshore and shallow offshore licenses, subject to industry pre-funding commitments. The contract includes an option to acquire a further 26,000 line km over the deepwater offshore licenses.

The Falcon Full Spectrum data will be interpreted with existing exploration data to provide details about the basin structure, the sediment thickness and the basement nature in order to help identify areas of mature source rock, reservoir deposition and prospective structures. With some acreage already licenced, this will allow current and future licence holders to better assess their blocks and de-risk future exploration expenditure.

Map showing locations of the proposed phases of the airborne multi-client program.

(This map is not an authority on international boundaries).

The Falcon Full Spectrum solution from CGG Multi-Physics deploys its exclusive Falcon gravity gradiometer with its newly released sGrav gravity system to obtain a high-accuracy gravity signal over a broad bandwidth, significantly improving imaging at depth and increasing spatial resolution for near-surface geology. The system also concurrently collects magnetic data for identifying any igneous intrusions into the sedimentary section and providing further basement imaging.

Jean-Georges Malcor, CEO, CGG, said: “This program represents an important step for Cote d’Ivoire to open up further plays in both its onshore and offshore basins. CGG is pleased to work with DGH and PETROCI, through our partnership with Harvex Geosolutions, to help fast-track exploration programs in Côte d’Ivoire. Our Falcon Full Spectrum technology will provide valuable insight into basin structure and help focus future seismic acquisition and drilling programs over priority areas, reducing the cost of future exploration efforts.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Multi-Physics Jeff Rowe Tel: + 1 613 520 7713 E-mail: jeff.rowe@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 26th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer